| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
| --- |
| 8-51906 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MTG LLC d/b/a Betterment Securities

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27 W. 23rd St., 6th Floor
(No. and Street)

| New York | NY | 10010 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Richard M. Feldman | 212-392-4838 | richard.feldman@betterment.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

| 300 Madison Ave. | New York | NY | 10017 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 238 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Boris Khentov, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MTG LLC d/b/a Betterment Securities, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALEX E WAXLER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WA0007744
Qualified in New York County
Commission Expires May 16, 2027

Signature:

Title:
Chief Executive Officer

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# MTG LLC dba BETTERMENT SECURITIES

## STATEMENT OF FINANCIAL CONDITION
## WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## AS OF DECEMBER 31, 2023

**TABLE OF CONTENTS**

pwc

**Report of Independent Registered Public Accounting Firm**

To the Member and Management of MTG LLC dba Betterment Securities

***Qualified Opinion on the Financial Statement – Statement of Financial Condition***

We have audited the accompanying statement of financial condition of MTG LLC dba Betterment Securities (the “Company”) as of December 31, 2023, including the related notes (collectively referred to as the “financial statement”). In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the safeguarding liability and corresponding safeguarding asset, as described in the following paragraph, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statement, the Company applied the guidance set forth in Securities and Exchange Commission Staff Accounting Bulletin 121 regarding the accounting for obligations to safeguard crypto assets held for users of the Company’s platform. As a result, the Company recognized a safeguarding liability, and a corresponding safeguarding asset, in its statement of financial condition as of December 31, 2023. We were unable to obtain sufficient appropriate audit evidence to support the Company’s crypto asset safeguarding liability and corresponding safeguarding asset of $28.0 million and $28.0 million, respectively, as of December 31, 2023, due to the inability to obtain certain underlying financial information maintained at the third party custodian to support these balances. Consequently, we were unable to determine whether any adjustments to the financial statement were necessary related to these balances.

***Basis for Qualified Opinion***

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 27, 2024

We have served as the Company’s auditor since 2022.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 471 3000, www.pwc.com/us

**MTG LLC dba Betterment Securities**
**Statement of Financial Condition**
**As of December 31, 2023**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 23,135,977 |
| Cash segregated under federal and other regulations | | 4,508,248 |
| Receivable from Clearing Broker | | 4,053,069 |
| Customer held fractional shares | | 483,152,146 |
| Safeguarding asset | | 28,016,460 |
| Receivable from customers | | 496,535 |
| Deposits with Clearing Broker | | 1,008,189 |
| Receivable from affiliate | | 170,100 |
| Receivable from vendor | | 1,296,238 |
| Prepaid expenses and other assets | | 144,209 |
| **Total assets** | $ | 545,981,171 |
| **Liabilities and Member's equity** | | |
| Liabilities: | | |
| Payable to customers | $ | 90,913 |
| Repurchase obligations for customer investments | | 483,152,146 |
| Safeguarding liability | | 28,016,460 |
| Accounts payable and accrued expenses | | 984,765 |
| Payable to Parent | | 108,378 |
| Payable to affiliates | | 458,773 |
| Deferred revenue | | 5,750,000 |
| Total liabilities | | 518,561,435 |
| Member's equity | | 27,419,736 |
| **Total liabilities and Member's equity** | $ | 545,981,171 |

See accompanying notes to the financial statements

## MTG LLC dba Betterment Securities
## Notes to the Statement of Financial Condition
## December 31, 2023

### 1. Organization and Nature of Business

MTG LLC dba Betterment Securities (the "Company"), a New York limited liability company, is wholly owned by Betterment Holdings, Inc. (the "Parent"), a privately held Delaware Corporation. The Company is an omnibus broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is licensed in 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands and its headquarters are in New York City. The Company currently operates in one reportable business segment which represents principally all of the Company's operations. The U.S. Dollar is the functional currency of the Company. The Company provides execution, clearing, and custody services for customers introduced by Betterment LLC (the "RIA" or "Adviser"), an SEC registered investment advisor and affiliate of the Company. The Company clears its securities transactions on an omnibus basis through Apex Clearing Corporation ("Apex" or the "Clearing Broker").

### 2. Summary of Significant Accounting Policies

**Basis of presentation and use of estimates**
The accompanying Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts in the financial statement. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

**Cash and cash equivalents**
The Company maintains its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 subject to certain limitations. As of December 31, 2023, the Company held cash balances at four financial institutions, two of which held cash balances of $5,269,093 for the Company in excess of the FDIC insured limit. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. Such investments are included in cash and cash equivalents in the Statement of Financial Condition, are recorded at fair value, and consist of money market funds.

**Income taxes**
The Company is an entity that is disregarded as separate from its owner for federal, state, and local income tax purposes. The Company's income is allocated directly to its sole member and the Company is not subject to a corporate level of taxation. Pursuant to ASC 740, the Company is not required to allocate income tax provision to a legal entity that is both not subject to tax and disregarded by the taxing authority, though an entity may elect to do so. Accordingly, no provision has been made for income taxes as the Company has elected to not allocate an income tax provision.

**Fair value instruments**
Fair value is defined as the price that would be received from selling an asset or the price paid to transfer a liability, or the exit price, in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, *Fair Value Measurement*, the Company uses a three-tier fair value

hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods after their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

Included in Customer held fractional shares in the Statement of Financial Condition, the Company has recorded Level 1 trading securities primarily comprised of ETFs of $483,152,146.

As a result of SAB 121 the Company has recorded a safeguarding liability and corresponding asset in the Statement of Financial Condition. As there is no market for safeguarding liability or the corresponding assets, they have been valued based on the underlying crypto asset, resulting in level 2 classification.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The carrying amounts of certain financial instruments approximate their fair value due to the short-term nature, which include cash, cash segregated under federal and other regulations, receivables from clearing organization, receivables from customers and affiliate, deposits with clearing organizations, other assets, accrued expenses and other liabilities, payables to users, payables to parent and affiliate.

**Contract balances**
The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. Deferred revenue consists of proxy service fees received in advance of the performance obligation being satisfied. As of December 31, 2023, the Company recorded Deferred Revenue of $5,750,000 on the Statement of Financial Condition.

**Staff Accounting Bulletin No. 121 ("SAB 121")**

In March 2022, the SEC issued Staff Accounting Bulletin No. 121 ("SAB 121"), which provides interpretive accounting and disclosure guidance to entities that have obligations to safeguard crypto assets held for their platform users, whether directly or through an agent or another third-party acting on its behalf. Safeguarding is defined as taking actions to secure customer crypto assets and the associated cryptographic key information and protecting them from loss, theft, or other misuse. SAB 121 is effective for interim or annual periods ending after June 15, 2022, with retrospective application. SAB 121 states that the entity should recognize a liability representing its obligation to safeguard such crypto-assets accompanied by a corresponding asset on its balance sheet representing the platform users' crypto-assets held in custody measured at fair value initially and at each subsequent reporting period. SAB 121 also states that accompanying disclosures should be considered regarding the entity's obligation to safeguard crypto-assets for platform users. On October 12, 2022, the Adviser began offering crypto advisory services ("Betterment Crypto"), through which the Adviser provides investment advice and discretionary management of crypto-assets custodied by Gemini, a New York state trust company ("Gemini"). Betterment Crypto customers enter into a direct relationship with Gemini as the custodian of their crypto-assets, open individual accounts at Gemini, and agree to the terms and conditions of the Gemini User Agreement. Gemini serves as custodian of all crypto-assets and provides crypto-asset trading, recordkeeping, and related services for the offering. Gemini prepares and delivers account statements for Betterment Crypto customers, and Gemini possesses the cryptographic key information for all crypto-assets.

The Company does not provide execution, custody or safeguarding services for the crypto-assets, does not maintain or have access to the cryptographic key information, and does not have any legal title or claim to such crypto assets. The Company facilitates the movement of customer funds to and from Gemini as a part of the account opening process.

The Company adopted SAB 121 as of October 12, 2022, the date the Adviser began offering crypto advisory services. In accordance with SAB 121, the Company has recognized a safeguarding liability, and a corresponding safeguarding asset in its Statement of Financial Condition. In accordance with SAB 121, the safeguarding liability and corresponding safeguarding asset are measured and recorded at the fair value in accordance with ASC 820, Fair Value Measurement ("ASC 820"). Subsequent changes to the fair value measure are reflected as equal and offsetting adjustments to the carrying values of the safeguarding liability and corresponding safeguarding asset unless there is a loss event in which case the asset would be marked to the new level and liability would remain the same. The Company is not aware of any loss events at this time. The amount of the reporting safeguarding asset and liability are determined based on information provided by Gemini. Uncertainty regarding the operation of certain processes and controls by Gemini, as the custodian, could affect the completeness and accuracy of information provided, which may impact the reported balances.

As of December 31, 2023 the Company recognized a safeguarding liability and corresponding asset of $28,016,460 which consisted of $12,180,092 held in Bitcoin (BTC), $5,707,826 held in Ether (ETH), and $10,128,542 of other assets.

As required under SAB 121, the Company evaluates any potential loss events, such as theft, loss or destruction of the cryptographic keys, that may affect the measurement of the safeguarding asset, which would be reflected in our Statement of Income in the period the loss occurs.

## 3. Cash Segregated Under Federal and Other Regulations

The Company maintains records of credits payable to customers. Credits payable to customers are either maintained in a sweep program under which cash is held in an account at a bank whose deposits are insured by the FDIC or segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The assets maintained in the sweep program are customer funds maintained in a good control location and, as a result, are not included on the Statement of Financial Condition.

## 4. Deposits Held by Clearing Broker and Clearing Organization

Under the terms of the agreement between the Company and the Clearing Broker, the Company is required to maintain a certain amount of cash on deposit to cover any obligations that may arise from the Company. Such clearing deposits are generally retained by the clearing firm for the duration of the clearing arrangement and are generally returned to the correspondent firm, if the correspondent firm does not have obligations to the clearing firm that it cannot otherwise satisfy, within a short period after termination of a clearing arrangement. Included in Deposits with Clearing Broker on the Statement of Financial Condition is a $1,008,189 clearing deposit with the Clearing Broker. As of December 31, 2023, the Company recorded receivables from the Clearing Broker of $4,053,069 for cash balances held at the Clearing Broker in the normal course of business.

## 5. Receivable from Customers and Payable to Customers

As of December 31, 2023, the Company recorded Receivables from customers of $496,535 and Payables to customers of $90,913. Receivables from customers primarily result from ACH returns on customer deposits after securities have been purchased, which results in the customer having a negative cash balance in their brokerage account. These receivables are generally resolved within a few days by selling the securities and recovering the sale proceeds. We have no expectation of credit losses for receivables from users that are fully secured, where the fair value of the collateral securing the balance is equal to or in excess of the receivable amount. This is based on our assessment of the nature of the collateral, potential future changes in collateral values, and historical credit loss information relating to fully secured receivables. In cases where the fair value of the collateral is less than the outstanding receivable balance from a user, or an unsecured balance is outstanding and deemed to be uncollectible, the balance will be written off. The Company is indemnified by the RIA, an SEC registered investment advisor and affiliate of the Company, for losses incurred in connection with unsecured users' receivables. Receivables from customers are not included in the Company's 15c3-3 reserve computation. Write-offs related to customer receivables were immaterial for the period presented.

Payables to customers are comprised of customer cash balances in their brokerage account, which typically result from customer cash received at the clearing firm that is not yet swept to customer sweep accounts. Cash balances in the brokerage account are generally swept and assigned to customer accounts the same day they are received but may be delayed due to data reconciliation matters relating to dividend assignments or in-kind transfers. These reconciliation matters are generally resolved and swept to customer accounts within a few days.

## 6. Related Party Transactions

Related party transactions may include any transaction between entities under common control or with affiliates of the Company.

The Company and the RIA are affiliated through common ownership. The Company maintains an arrangement with the RIA, amended January 1, 2018, under which the Company will maintain brokerage accounts, execute security transactions, and provide back-office operations and technical support. In addition, the RIA provides certain technology services to the Company. As of December 31, 2023, the RIA owed the Company a net total of $170,100 related to fees collected by the RIA on behalf of the Company.

The Company holds cash at the Clearing Broker on behalf of the RIA to facilitate trading activity. In connection with this arrangement, the Company is in possession of cash that is owed to the RIA. As of December 31, 2023, the Company owed the RIA $458,773 related to these arrangements. Amounts owed between entities are typically settled on a monthly basis.

The Company and the Parent maintain an administrative service agreement under which the Parent provides office space, personnel, and technology services to the Company for use in its operations. As of December 31, 2023, the Company owed the Parent $108,378 primarily related to this agreement.

From time to time, the Company will make distributions of excess capital to the Parent.

It is possible that the terms of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties. The amount of revenue earned, and expenses incurred from affiliates may not be reflective of similar activity that may otherwise would have existed with unaffiliated third parties.

## 7. Investment in Fractional Shares and Repurchase Obligation for Customer Investments

The Company executes and allocates purchases and sales of investment securities for customers based on advice provided by the RIA. Although transactions are executed in whole share amounts, fractional share balances may be held at the individual customer account level. The Company determined fractional shares held by customers do not meet the criteria for derecognition under ASC 860, *Transfers and Servicing*, and are accounted for by the Company as securities and related secured borrowings. These financial assets and corresponding liabilities are presented as Customer held fractional shares and Repurchase obligations for customer held investments in the Statement of Financial Condition. The Company has elected the fair value option for the repurchase obligation. The fair value of these assets and liabilities are determined by quoted prices in active markets.

## 8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Under this provision, the Company elected the Aggregate Indebtedness Standard, which requires that the Company's aggregate indebtedness shall not exceed

fifteen times net capital, as defined. As of December 31, 2023, the Company had net capital of $25,862,907 which was $25,413,274 in excess of its required net capital of $449,633. The ratio of aggregate indebtedness to net capital was 0.26 to 1.

In addition, the Company maintains records of credits payable to customers and performs a weekly computation to identify customer-related payables. If the calculation results in a net payable to customers, the Company is required to reserve this amount in a special reserve account. As of December 31, 2023, the Company had a reserve requirement of $648,336 and held $4,508,248 on deposit in the special reserve account.

## 9. Control of Securities

The Company maintains control of all fully paid customer securities by holding them in omnibus accounts at the Clearing Broker. The Company has instructed the Clearing Broker to maintain physical possession or control of all fully paid customer securities carried in the account free of any charge or lien. The value of such assets is not included on the Statement of Financial Condition.

## 10. Financial Instruments with Off-Balance Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event a customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

## 11. Contingencies

The Company may become subject to various legal proceedings, claims and regulatory matters that may arise in the ordinary course of business. The Company also has been and may in the future be the subject of one or more regulatory or self-regulatory organization inquiries, examinations, or enforcement actions. As a result, the Company incurs or may incur expenses related to regulatory matters, including penalties and fines.

## 12. Subsequent Events

On February 16, 2024, the Adviser modified contractual and disclosure provisions to reflect that Betterment Crypto clients could direct withdrawals from Gemini without the Company's involvement. As a result of these changes, the Company will no longer need to recognize on its Statement of Financial Condition a safeguarding liability and corresponding asset under SAB 121 as of that date. Management has evaluated the impact of all subsequent events through March 27, 2024, the date the financial statements were available to be issued, and has determined that there were no subsequent events not otherwise reported in these financial statements or the notes thereto requiring disclosure.